Exhibit 99.4

SHARE SALE AND PURCHASE AGREEMENT

This Share Sale and Purchase Agreement (hereinafter referred to as “this Agreement”) was executed by and between the following parties on November 1, 2023.

Seller: MUNJOONG KANG

Buyer: SEWANG CO., LTD

Article 1 (Object of sale and price)

A. Object of sale: issued and outstanding shares of HANRYU HOLDINGS INC. (hereinafter “Target Company”)

B. Quantity 1.15 million (1,150,000) shares (hereinafter “Shares”)

C. Amount per share: KRW 2,000 (₩2,000)

D. Total purchase price: KRW 2.3 billion (₩2,300,000,000)

Article 2 (Payment method, etc.)

The Buyer shall pay KRW 2.3 billion Won (₩2,300,000,000) on the date of execution of this agreement, but it is agreed the payment is fulfilled by transferring KRW 2.3 billion Won (₩2,300,000,000) of creditor’s rights held by the buyer against Hanryu Bank Co., Ltd to the Seller.

Article 3 (Transfer the title to the Shares, etc.)

In consideration of the fact that the Shares are under Lock-up, the Seller agrees to transfer the title to the Shares to the Buyer on or before January 27, 2024, when the Lock-up of the Shares is lifted; to complete the disclosure of the transfer of the Shares accordingly; to cooperate with the Buyer to expedite the transfer to a domestic securities company in the name of the Buyer; and to deliver to the Buyer the attached confirmation executed by the Target Company and HANRYU Bank Co., Ltd on the date of execution of this Agreement.

Article 4 (Transfer of Share Ownership)

Even if the share certificate pursuant to Article 3 has not been transferred to the name of the Buyer, ownership of the Shares shall be deemed to have been fully transferred to the Buyer upon execution of this Agreement. It is hereby confirmed that the ownership of the Shares is vested in the Buyer.

Article 5 (Option: Replacing the Shares with convertible bonds)

(1)	The Seller has option to deliver to the Buyer an aggregate of two billion three hundred million won (₩2,300,000,000) in par value of convertible bonds issued by domestic listed companies on or before January 26, 2024, in lieu of transferring the Shares to the Buyer pursuant to this Agreement.

(2)	In the case of replacing the Shares with convertible bonds, the Seller agrees to pay the Buyer 50% of profit generated from the Shares when the Seller sells the Shares, and the Seller shall provide the Buyer with the Share transaction details to confirm such profit.

Article 6 (Representations and Warranties)

The Seller represents and warrants to the Buyer that the matters set forth in this Article 6 are accurate and complete in all respects as of the date of execution of this Agreement.

(1)	Seller has the requisite power and authority to enter into this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Seller and is enforceable against Seller in accordance with its terms.

(2)	The Seller is the legal and valid owner of the Shares and replacement convertible bonds, and the Buyer is entitled to acquire title to such Shares and replacement convertible bonds free and clear of any restrictive or other and unencumbered title to such Shares and such replacement convertible bonds.

Article 7 (Special Terms and Conditions)

(1)	After Seller has fulfilled its obligations under this Agreement, if the lien of MARIN ISLAND CO.,LTD is not recognized in the lawsuit brought by CUBE INSIGHT CO.,LTD against MARIN ISLAND CO.,LTD; or if the Seller fails to acquire CUBE INSIGHT CO.,LTD in a subsequent corporate rehabilitation proceeding, the Buyer shall be obligated to pay back to the Seller one-third of the Shares (or the sale price of the Shares) or the replacement convertible bonds (or the sale price of convertible bonds). However， If the requirements of paragraphs 2 or 3 of this Article are not fulfilled，this provision shall be null and void.

(2)	The Seller agrees to secure at least KRW 3 billion in convertible bonds with the necessary financial resources to acquire CUBE INSIGHT CO.,LTD (excluding KRW 30 million in accordance with the agreement with the directors of CUBE INSIGHT CO.,LTD, KRW 5 million in attorneys’ fees for the delegation of litigation in the AranEffectives case, and KRW 40 million in law firm fees for proceeding with the rehabilitation process) and grant the right to manage such funds to the Buyer or a person designated by the Buyer.

(3)	In the event that the necessary financial resources to acquire CUBE INSIGHT CO.,LTD are insufficient, The buyer may request the seller to replenish the funds for that reason, and the seller agrees to replenish the required funds within a reasonable period of time.

(4)	The Buyer agrees to handle the relevant affairs in good faith to enable the Seller to acquire CUBE INSIGHT CO.,LTD The seller agrees to pay the buyer KRW 4 million per month as minimum expenses for meetings with relevant person, preparation of a contract etc. for the acquisition of CUBE INSIGHT CO.,LTD. Settlement of said minimum expense shall be made at the end of the rehabilitation procedure.

Article 8 (Penalty)

In the event the Seller or the Buyer violates its obligations stipulated in this contract, or if the representations and warranties made by the Seller in accordance with Article 6 are different from the facts, the violating party shall compensate the other party for damages and, separately, a penalty for breach of contract. Currently the penalty amount agreed upon is three times the amount owed by the violating party.

Article 8 (Dispute Resolution)

In the event of a dispute between the contracting parties under this contract, the contracting parties shall endeavor to resolve it through mutual agreement in good faith, and if the dispute cannot be resolved amicably, it shall be resolved by filing a complaint in court. In this case, the competent court shall be the ‘Seoul Central District Court’.

Article 9 (Confidentiality)

The seller and the buyer shall not disclose the fact of entering into this contract and the contents of the contract to any third party. However, this does not apply if disclosure is required by relevant laws and regulations.

In order to conclude the contract as above and certify the above facts, two copies of this contract will be prepared and both party will each keep one copy.

< Space below for Signature>

November 1, 2023

Seller:

Name: MUNJOONG KANG

Resident registration number: 710223-1237515

Address: Room 302, Building 333, 2403, Dasansoonhwan-ro, Namyangju-si, Gyeonggi-do

(Dasan-dong, Dasan I-Park)

Buyer:

Company Name: SEWANG CO.,LTD

CEO: JUNGSHIN KONG

Business Registration: 104-81-99648

Address: 602, Yeongdong-daero, Gangnam-gu, Seoul, 6th floor D 43 (Samseong-dong)

Document of Confirmation

HANRYU HOLDINGS, INC. and HANRYU Bank Co., Ltd. confirm to SEWANG CO.,LTD. the following matters and confirm that we will carry out the following matters.

NEXT

(1)	MUNJOONG KANG owns 7,914,765 shares (approximately 14.98% of the total issued shares of 52,808,589 shares) issued by HANRYU HOLDINGS, INC.

(2)	MUNJOONG KANG legally and validly owns the above stocks, and the buyer, SEWANG CO.,LTD can acquire ownership without any restricted real rights or other restrictions on the 1,150,000 shares subject to sale.

(3)	On or before January 27, 2024, when the Lock-up period for the above stocks is lifted, we confirm that we will complete the transfer of title to SEWANG CO.,LTD. and that we will complete the equity disclosure process, and that we will cooperate so that the stocking process for the domestic securities account in the name of SEWANG CO.,LTD. can be completed quickly.

November 1, 2023

Hereby Confirms the above

HANRYU HOLDINGS, INC

HANRYU HOLDINGS, INC.

CEO CHANGHYUK Kang

1209 Orange Street, in the City of Wilmington,

County of New Castle. United States.

HANRYU BANK Co., Ltd

Room A-164, 8403 Gukhoe-daero 38-gil, Yeongdeungpo-gu, Seoul (Dangsan-dong 3-ga, Culture Building)

CEO MUNJOONG KANG

■ Enforcement Decree of the Seal Certification Act [Appendix Form No.14]

Confirmation No. of issuance of a seal certificate	0540 - 42768 - 1
Applicant: Jaehoon Park (date of birth: 1991.07.07), Contact person: Chaerin Moon (Phone: 02-2670-1451)

※This paper is marked with a counterfeit identification mark.

Resident registration number	7	1	0	2	2	3	-
	1	2	3	7	5	1	5

APPLICANT	REPRESENTATIVE
0

NAME (Chinese)	MUNJOONG KANG (姜文中)	SEAL
NATIONALITY

ADDRESS	Room 302, Building 2403, 333 Dasanhwan-ro, Namyangju-si, Gyeonggi-do (Dasan-dong, Dasan I-Park)

PURPOSE	FOR SALE	☐ PROPERTY BUYER ☐ VEHICLE BUYER
		NAME (company)	BLANK	RESIDENT REGISRATION NO. (BUSINESS)
ADDRESS (COMPANY LOCATION
CONFIRM THE ABOVE (APPLICANT) (Sign)
GENERAL
REMARKS

1. If you apply for the seal certificate issuance notification service, you will be immediately notified of the issuance via text message from your phone.

2. If the applicant for issuance of a seal certificate is the principal, 0 will be displayed in the principal column, and if an agent applies, 0 will be displayed in the agent column.

3. In the resident registration number field, enter the passport number for U.S. residents registered overseas, the domestic residence report number for domestic residence/little filers, and the alien registration number for foreigners. If there is a resident registration number, enter （ ） below it and enter the resident registration number. You can write.

4. If the complainant requests it, it will be issued including information on address change.

5. To obtain a seal certificate for selling real estate or automobiles (referring to automobiles registered pursuant to Article 5 of the Automobile Management Act), the buyer’s name, resident registration number, and address must be confirmed and signed. However, in cases other than those for real estate or automobile sales, it is displayed as “blank.”

6. The general use field can be freely entered, such as ‘For submission to a bank_ 0 0 Use only for a loan from a bank’. However, in the case of issuing a certificate of seal impression for towing after a limited period of time, the official in charge must confirm the specific use to the applicant, write it down directly, and issue it.

7. If the buyer is a sole proprietor, write the representative’s name and resident registration number, and enter the business address as the address.

8. Indication of the minor, limited guardian, and adult guardian, and the name and resident registration number of the minor’s legal representative, limited guardian, and adult guardian.

Please write in the remarks column. In the remarks column, if you have changed your name, you can enter your name before changing your name and any requests made by the complainant.

9. The issuance of a seal certificate can be confirmed through the Electronic Civil Service Center (www.minwon.go.kr) with the following information: “Issuance date, number for confirmation of seal certificate issuance: Resident registration number, issuing organization.”

10. A personal signature certificate, which has the same effect as a seal certificate, is a convenient system that can be issued directly at town/village offices and neighborhood community centers across the country without the inconvenience of having to report it in advance.

This certifies that the above seal is the registered seal. November 27h, 2023 Head of Yeoui-dong, Yeongdeungpo-gu, Seoul

[42011100413204563486013z240507054260457800310] Address Proof of Address: Dasan 1-dong (33/5)